UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK NOMINAL VALUE €.20 PER SHARE

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109
1	Names of Reporting Person: Apax Partners Europe Managers Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 14,487,057
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,487,057
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,487,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.75%*
12	Type of Reporting Person (See Instructions) OO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of this date hereof. As of December 31, 2012, the ownership percentage was 7.15%. See item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: Apax Europe VI GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 14,487,057
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,487,057
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,487,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.75%*
12	Type of Reporting Person (See Instructions) OO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of this date hereof. As of December 31, 2012, the ownership percentage was 7.15%. See item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: Apax Europe VI GP L.P. Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 14,487,057
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,487,057
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,487,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.75*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of this date hereof. As of December 31, 2012, the ownership percentage was 7.15%. See item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: Apax Europe VI-A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 14,487,057
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,487,057
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,487,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.75%*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of this date hereof. As of December 31, 2012, the ownership percentage was 7.15%. See item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: Apax NXP (UK) VI A1 GP Co. Ltd
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 14,487,057
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,487,057
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,487,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.75%*
12	Type of Reporting Person (See Instructions) OO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of this date hereof. As of December 31, 2012, the ownership percentage was 7.15%. See item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: Apax NXP VI A L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 14,487,057
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,487,057
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,487,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.75%*
12	Type of Reporting Person (See Instructions) PN

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of this date hereof. As of December 31, 2012, the ownership percentage was 7.15%. See item 4.

CUSIP No. N6596X109
1	Names of Reporting Person: Meridian Holding S.à.r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 14,487,057
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 14,487,057
9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,487,057
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.75%*
12	Type of Reporting Person (See Instructions) OO

*	Based on 251,751,500 shares of the Issuer’s common stock outstanding as of December 31, 2012 (as reported in the Issuer’s final prospectus supplement (File No. 333-176435) filed on February 6, 2013), and based on outstanding share count and ownership amounts as of this date hereof. As of December 31, 2012, the ownership percentage was 7.15%. See item 4.

Item 1.

	(a)	Name of issuer:

NXP Semiconductors N.V.

	(b)	Address of issuer’s principal executive offices:

High Tech Campus 60, 5656 AG Eindhoven, The Netherlands

Item 2.

	(a)	Name of person filing:

Apax Partners Europe Managers Ltd Apax Europe VI GP Co. Limited Apax Europe VI GP L.P. Inc. Apax Europe VI-A, L.P. Apax NXP (UK) VI A1 GP Co. Ltd Apax NXP VI A L.P. Meridian Holding S.à.r.l.

	(b)	Address or principal business office or, if none, residence:

The principal business office for Apax Europe VI GP Co. Limited, Apax Europe VI GP L.P. Inc. and Apax Europe VI-A, L.P. is:

Third Floor

Royal Bank Place

1 Glategny Esplanade

St. Peter Port

Guernsey GY1 2HJ

The principal business office for Apax Partners Europe Managers Ltd, Apax NXP (UK) VI A1 GP Co. Ltd and Apax NXP VI A L.P. is:

33 Jermyn Street

London, SW1Y 6DN

England

The principal business office for Meridian Holding S.à.r.l. is:

1-3, Boulevard de la Foire

L-1528, Luxembourg

	(c)	Citizenship:

See Item 4 of each cover page

	(d)	Title of class of securities:

Common stock, nominal value €.20 per share

	(e)	CUSIP No.:

N6596X109

Item 3.

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

Meridian Holding S.à.r.l. is a Luxembourg limited liability company and owns 14,487,057 shares of the Issuer’s common stock as of the date hereof and owned 18,010,831 shares of the Issuer’s common stock as of December 31, 2012. Apax NXP VI A L.P. is an English limited partnership and owns 66.59% of the outstanding shares of Meridian Holding S.à.r.l. Apax NXP (UK) VI A1 GP Co. Ltd, an English private limited company, is the general partner of Apax NXP VI A L.P. Apax WW Nominees Ltd, an English company, holds, directly or indirectly, 100% of the interests in Apax NXP (UK) VI A1 GP Co. Ltd as nominee for Apax Partners Europe Managers Ltd, the custodian of Apax Europe VI-A, L.P., an English limited partnership. Apax Europe VI GP L.P. Inc., a Guernsey limited partnership, is the general partner of Apax Europe VI-A, L.P. Apax Europe VI GP Co. Limited, a Guernsey company, is the general partner of Apax Europe VI GP L.P. Inc.

Apax Partners Europe Managers Ltd, an English company, holds 100% of the interests in Apax WW Nominees Ltd. Apax Partners Europe Managers Ltd has also been appointed by Apax Europe VI GP L.P. Inc. (acting by Apax Europe VI GP Co. Limited, its general partner) as discretionary investment manager of the investments of Apax Europe VI-A, L.P. Apax Partners Europe Managers Ltd, Apax Europe VI GP Co. Limited and Apax Europe VI GP L.P. Inc. are responsible for the investments and general administration of Apax Europe VI-A, L.P. Because of the foregoing relationships, each of Apax NXP VI A L.P., Apax NXP (UK) VI A1 GP Co. Ltd, Apax Europe VI-A, L.P., Apax Europe VI GP L.P. Inc., Apax Europe VI GP Co. Limited and Apax Partners Europe Managers Ltd may be deemed to beneficially own all of the shares of the Issuer’s common stock held by Meridian Holding S.à.r.l.

NXP Co-Investment Investor S.à.r.l. owns 15,029,155 shares of the Issuer’s common stock as of the date hereof and owned 18,684,787 shares of the Issuer’s common stock as of December 31, 2012. NXP Co-Investment Partners L.P. is the sole shareholder of NXP Co-Investment Investor S.à.r.l. NXP Co-Investment GP Ltd. is the general partner of NXP Co-Investment Partners L.P. NXP Co-Investment GP Ltd. is owned by Silver Lake (Offshore) AIV GP II, Ltd., KKR Europe II Limited, BCP IX NXP Ltd. and Apax Europe VI NXP Founder GP, Ltd., none of which owns a majority. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include the 15,029,155 shares of the Issuer’s common stock held by NXP Co-Investment Investor S.à.r.l., and each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by NXP Co-Investment Investor S.à.r.l.

(b) Percent of class:

See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

        Apax NXP VI 1 L.P., Apax NXP VI A L.P., Apax NXP V A L.P., Apax V B-2 L.P., Apax NXP US VII L.P. and Meridian Holding S.à.r.l. (collectively, the “Apax Parties”) are, together with funds and entities advised by Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Bain Capital Partners, LLC (“Bain”), Silver Lake Management Company, L.L.C. (“Silver Lake”) and AlpInvest Partners B.V. (“AlpInvest,” with the funds and entities advised by KKR, Bain, Silver Lake and AlpInvest being referred to as the “Other Parties”), Koninklijke Philips Electronics N.V. and PPTL Investment LP (together, the “Philips Parties”), NXP Co-Investment Partners L.P. and NXP Co-Investment Investor S.à.r.l. (together, the “Co-Investors”) and Stichting Management Co-Investment NXP (the “Management Foundation”), parties to a shareholders’ agreement (the “Shareholders’ Agreement”) with respect to the Issuer. Among other things, the Shareholders’ Agreement requires the parties to vote their shares of the Issuer’s common stock for directors that are designated in accordance with the provisions of the Shareholders’ Agreement. The Shareholders’ Agreement also contains certain provisions relating to drag-along and tag-along rights and transfer restrictions more generally among the parties thereto and permits certain parties thereto to nominate persons to an investors committee established by the parties thereto (the “Investors Committee”), which has approval rights over certain actions proposed to be taken by the parties as set out therein. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Other Parties, the Co-Investors, the Philips Parties or the Management Foundation, except to the extent already disclosed in this Schedule 13G/A. Each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Other Parties, the Co-Investors, the Philips Parties and the Management Foundation, except to the extent already disclosed in this Schedule 13G/A.

Kings Road Holdings IV, L.P., NXP Co-Investment Partners II, L.P., NXP Co-Investment Partners III, L.P., NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IVB, L.P., NXP Co-Investment Partners VII, L.P., NXP Co-Investment Partners VIII, L.P. and OZ NXP Investment, Ltd (collectively, the “Co-Investment Parties”), the Apax Parties and the Other Parties are parties to an agreement (the “Co-Investment Agreement”) with respect to shares of common stock of the Issuer. Pursuant to the Co-Investment Agreement, without the approval of the Investors Committee, the Co-Investment Parties are generally prohibited from selling for six months after the initial public offering of the Issuer the shares of the Issuer’s common stock held by them as of the date of the initial public offering of the Issuer and, thereafter, may only sell those shares in accordance with certain volume and other limitations set out in the Co-Investment Agreement. The volume and other limitations terminate 15 months after completion of the initial public offering of the Issuer, after which time the Co-Investment Parties may freely sell their shares without restriction under the agreement. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Co-Investment Parties, and each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer’s common stock owned by the Co-Investment Parties.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

APAX PARTNERS EUROPE MANAGERS LTD

Dated: February 14, 2013	Signature:	/s/ Ian Jones
	Name:	Ian Jones
	Title:	Director

Dated: February 14, 2013	Signature:	/s/ Andrew Sillitoe
	Name:	Andrew Sillitoe
	Title:	POA

APAX EUROPE VI GP CO. LIMITED

Dated: February 14, 2013	Signature:	/s/ A W Guille
	Name:	A W Guille
	Title:	Director

APAX EUROPE VI GP L.P. INC.

By: APAX EUROPE VI GP CO. LIMITED
Its: General Partner

Dated: February 14, 2013	Signature:	/s/ A W Guille
	Name:	A W Guille
	Title:	Director

FOR AND BEHALF OF APAX PARTNERS EUROPE MANAGERS LIMITED AS MANAGER OF APAX EUROPE VI-A LP

Dated: February 14, 2013	Signature:	/s/ Ian Jones
	Name:	Ian Jones
	Title:	Director

	Signature:	/s/ Andrew Sillitoe
	Name:	Andrew Sillitoe
	Title:	POA

APAX NXP (UK) VI A1 GP CO. LTD

Dated: February 14, 2013	Signature:	/s/ A W Guille
	Name:	A W Guille
	Title:	Director

Dated: February 14, 2013	Signature:	/s/ Denise Fallaize
	Name:	Denise Fallaize
	Title:	Director

FOR AND BEHALF OF APAX PARTNERS EUROPE MANAGERS LIMITED AS MANAGER OF APAX NXP VI-A LP

Dated: February 14, 2013	Signature:	/s/ Ian Jones
	Name:	Ian Jones
	Title:	Director

Dated: February 14, 2013	Signature:	/s/ Andrew Sillitoe
	Name:	Andrew Sillitoe
	Title:	POA

MERIDIAN HOLDING S.À.R.L.

Dated: February 14, 2013	Signature:	/s/ Geoffrey Henry
	Name:	Geoffrey Henry
	Title:	Class A manager

Dated: February 14, 2013	Signature:	/s/ Isabelle Probstel
	Name:	Isabelle Probstel
	Title:	Class B manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of February 14, 2013

Exhibit 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

APAX PARTNERS EUROPE MANAGERS LTD

Dated: February 14, 2013	Signature:	/s/ Ian Jones
	Name:	Ian Jones
	Title:	Director

Dated: February 14, 2013	Signature:	/s/ Andrew Sillitoe
	Name:	Andrew Sillitoe
	Title:	POA

APAX EUROPE VI GP CO. LIMITED

Dated: February 14, 2013	Signature:	/s/ A W Guille
	Name:	A W Guille
	Title:	Director

APAX EUROPE VI GP L.P. INC.

By: APAX EUROPE VI GP CO. LIMITED
Its: General Partner

Dated: February 14, 2013	Signature:	/s/ Andrew W. Guille
	Name:	Andrew W. Guille
	Title:	Director of General Partner

FOR AND BEHALF OF APAX PARTNERS EUROPE MANAGERS LIMITED AS MANAGER OF APAX EUROPE VI-A LP

Dated: February 14, 2013	Signature:	/s/ Ian Jones
	Name:	Ian Jones
	Title:	Director

	Signature:	/s/ Andrew Sillitoe
	Name:	Andrew Sillitoe
	Title:	POA

APAX NXP (UK) VI A1 GP CO. LTD

Dated: February 14, 2013	Signature:	/s/ A W Guille
	Name:	A W Guille
	Title:	Director

Dated: February 14, 2013	Signature:	/s/ Denise Fallaize
	Name:	Denise Fallaize
	Title:	Director

FOR AND BEHALF OF APAX PARTNERS EUROPE MANAGERS LIMITED AS MANAGER OF APAX NXP VI-A LP

Dated: February 14, 2013	Signature:	/s/ Ian Jones
	Name:	Ian Jones
	Title:	Director

Dated: February 14, 2013	Signature:	/s/ Andrew Sillitoe
	Name:	Andrew Sillitoe
	Title:	POA

MERIDIAN HOLDING S.À.R.L.

Dated: February 14, 2013	Signature:	/s/ Geoffrey Henry
	Name:	Geoffrey Henry
	Title:	Class A manager

Dated: February 14, 2013	Signature:	/s/ Isabelle Probstel
	Name:	Isabelle Probstel
	Title:	Class B manager